Mail Stop 3561

July 16, 2009

Via Fax & U.S. Mail

Mr. Curt Glowaski
Chief Executive Officer
Mexican Restaurants, Inc.
1135 Edgebrook
Houston, Texas 77034

> **Re:** **Mexican Restaurants, Inc.**
> **Form 10-K for the year ended December 28, 2009**
> **Filed March 29, 2009**
> **File No. 0-28234**

Dear Mr. Glowaski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief